FOR IMMEDIATE RELEASE

Contact:  John A. Heinlein, Treasurer
          (305) 362-2611

                 WINDMERE CORPORATION ADOPTS COMMON STOCK
                           PURCHASE RIGHTS PLAN

Miami Lakes, Florida (March 6, 1995)--The Board of Directors of Windmere Corporation (NYSE:WND) has adopted a Common Stock Purchase Rights Plan. David M. Friedson, President and Chief Executive Officer, stated that, "The Plan is designed to provide Windmere's Board with negotiating leverage in dealing with a potential acquiror, to guard against unfair or coercive takeover tactics and to prevent an acquiror from gaining control of Windmere without offering a fair price to all shareholders. The Plan is not intended to prevent a takeover on terms beneficial to Windmere's shareholders, but is designed to assure that all of Windmere's shareholders receive fair treatment in the event of any takeover. The Rights are not being distributed in response to any specific effort to acquire control of Windmere and the Board is not aware of any such effort."

The Plan entails a dividend of one Right for each outstanding share of Windmere's common stock. Each Right will entitle the holder to purchase one-quarter (1/4) of one share of common stock at an exercise price of $25.00 per full share, under certain circumstances. The Rights will be represented by, and trade with, the certificates for common stock until exercisable and will not entitle the holder to any additional voting or other rights until such time. The Rights will not be exercisable until ten days following a public announcement that a person or group has acquired 15% of Windmere's common stock or until ten business days after a person or group begins a tender offer which would result in the ownership of 15% of Windmere's common stock, which threshold may be reduced by the Board to 10% under certain circumstances.

In the event that an acquiror becomes a 15% shareholder (10% under certain circumstances), the Rights "flip in" and become rights to buy Windmere common stock at a 50% discount, and Rights owned by the 15% (or 10%) shareholder become void. In the event that Windmere is merged and its common stock is exchanged or converted or if 50% or more of Windmere's assets or earning power is sold or transferred, the Rights "flip over" and entitle the holders to buy shares of the acquiror's common stock at a 50% discount. A tender or exchange offer for all outstanding shares of Windmere's common stock at a price and on terms determined to be fair and otherwise in the best interests of Windmere and its shareholders by a majority of Windmere's independent directors will not trigger either the flip-in or flip-over provisions. After the Rights become exercisable, but before the acquiring person or group acquires 50% or more of Windmere's common stock, the Board may exchange the Rights for Windmere's common stock at an exchange ratio of 1.56 shares of common stock per Right.

The Rights may be redeemed by Windmere for $.00001 per Right at any time until 10 days following the first public announcement that a person or group has acquired beneficial ownership of 15% (10% under certain circumstances) of Windmere's common stock. The Rights extend for 10 years and will expire on March 6, 2005. The distribution of the Rights will be made to shareholders of record on March 1, 1995.

Windmere Corporation is a leading manufacturer and distributor of personal care products and other merchandise for the home and professional salons. Windmere's products include hair dryers, curling irons, kitchen electric appliances and electric oscillating fans.